Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

June 28, 2012

iPath® Optimized Currency Carry ETN (ICI)

Carry strategies are commonly utilized by investors to capture the difference between global currency exchange rates. Carry strategies attempt to capture returns from the trend that currencies associated with higher interest rates tend to have positive returns when compared to currencies with lower interest rates. With the iPath® Optimized Currency Carry Exchange Traded Note (ETN), investors have an opportunity to implement a global currency carry strategy in a single trade.

Why Use a Currency Carry Strategy?

Carry strategies are used by investors globally to capture the differences between available yields of global currencies. For investors seeking diversification benefits, currency carry strategies have historically had a low correlation with equity, fixed income, and commodity markets (Figure 1).[1]

Figure 1: Index Correlations

	Barclays Optimized Currency Carry Index™	S&P 500® Index	Barclays U.S. Aggregate Bond Index	MSCI EAFE® Index	MSCI Emerging Markets Index	Dow Jones–UBS Commodity Index Total Return℠
Barclays Optimized Currency Carry Index™	1.00					
S&P 500® Index	0.29	1.00				
Barclays U.S. Aggregate Bond Index	–0.17	0.00	1.00			
MSCI EAFE® Index	0.22	0.93	0.04	1.00		
MSCI Emerging Markets Index	0.27	0.86	0.01	0.90	1.00	
Dow Jones–UBS Commodity Index Total Return℠	0.32	0.70	–0.06	0.74	0.76	1.00

Sources: S&P, UBS Securities LLC, Dow Jones Indexes, Barclays, MSCI Inc., Bloomberg, BlackRock, 12/08-12/11, based on monthly returns.

[1] Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Diversification benefits do not eliminate the market risk associated with investing in currencies.

BARCLAYS

Barclays Optimized Currency Carry Index™

The iPath® Optimized Currency Carry ETN is based on the Barclays Optimized Currency Carry Index™, which offers investors access to foreign currency markets.

The index seeks to capture the returns that are potentially available from a strategy of investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies (the "carry trade"). The pool of currencies to which the index may apply these strategies is commonly referred to as the "G10 currencies" (Figure 2).

The index is composed of ten cash-settled currency forward agreements, one for each index constituent currency listed in Figure 2. At any given point, the index may have long or short positions in any of the index constituent currency components. A positive weight implies an investment in the index constituent currency underlying the index component, while a negative weight implies a borrowing in such currency. For example, Figure 3 provides a snapshot of the long and short index holdings as of December 31, 2011. The index is rebalanced monthly using an optimization technique designed to achieve the optimal expected risk/return trade-off among the index constituent currencies.

Figure 2: G10 Currencies Universe

Currency	Symbol
Australian Dollar	AUD
British Pound Sterling	GBP
Canadian Dollar	CAD
Euro	EUR
Japanese Yen	JPY
New Zealand Dollar	NZD
Norwegian Krone	NOK
Swedish Krona	SEK
Swiss Franc	CHF
U.S. Dollar	USD

Figure 3: Barclays Optimized Currency Carry Index™ Holdings



Currency Weightings (%)
80
70
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
60.95
23.98
13.48
2.81
-2.28
-7.41
-12.22
-13.6
-18.96
-46.76
AUD
NOK
USD
GBP
CHF
NZD
SEK
JPY
EUR
CAD

Source: Barclays, as of 12/30/11.

Features of the iPath® Optimized Currency Carry ETN

The iPath® Optimized Currency Carry ETN provides access to a diversified long/short global currency carry strategy with all of the features of an iPath® ETN:

- Debt securities[2] issued by Barclays Bank PLC
- May be bought/sold on an exchange throughout the trading day
- May be bought/sold short[3] in margin accounts
- Daily redemption capabilities directly to the issuer[4]
- No tracking error to its underlying index[5]

[2] iPath ETNs are senior, unsecured debt securities of Barclays Bank PLC. Senior: in the event of default or insolvency, investors in senior debt are repaid before all debts subordinated to the senior debt and all equities. Unsecured: there is no direct collateral asset on which senior debt investors have a claim in case of default or insolvency.

[3] With short sales, an investor faces the potential for unlimited losses as the security's price rises.

[4] Subject to any applicable redemption charge and applicable minimum amount. See relevant prospectus for further information.

[5] Excluding fees and applicable costs and applies only to the indicative value, not necessarily to the secondary market price. Tracking error refers to the under/over performance differential of an ETN versus its underlying index over a given time period, after accounting for the ETN's fees and costs. One cannot invest directly in an index.

Tax Considerations Revenue Ruling 2008-1, issued on December 7, 2007, holds that certain financial instruments linked directly to the value of a foreign currency—regardless of whether the instrument is privately offered, publicly offered or traded on an exchange—should be treated like debt for federal tax purposes. The iPath® Optimized Currency Carry ETN is different from the instruments described in Revenue Ruling 2008-1. However, due to rules under Section 988 of the Internal Revenue Code, gain or loss from the sale, redemption or maturity of this ETN should generally be ordinary.

1-877-764-7284 www.iPathETN.com Selected Risk Considerations An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to any decline in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. Currency Carry Risk: Because the carry trade involves investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies, the success of the Intelligent Carry Strategy, the level of the underlying index and the market value of the ETNs will depend on the exchange rates and interest rates applicable to the index constituent currencies. If the applicable exchange rates or interest rates move against the direction targeted by the Intelligent Carry Strategy, the level of the index, and the market value of the ETNs, will decline. Factors that may contribute to volatile fluctuations in the index include exchange rates applicable to the index constituent currencies, interest rates applicable to the constituent currencies, the prevailing interest rate environment, and global or regional economic, financial, political, regulatory, geographical or judicial events that affect exchange rates and interest rates. Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock or foreign exchange markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index. A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs. No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering. BlackRock Investments, LLC, assists in the promotion of the iPath ETNs. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. “Barclays Optimized Currency Carry IndexTM” is a trademark of Barclays Bank PLC. ©2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 3978-01_R3_v01LF_5/12 Not FDIC Insured No Bank Guarantee May Lose Value iP-0509-0312 BARCLAYS